March 28, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rubicon Project, Inc.

Registration Statement on Form S-1 (File No. 333-193739)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of The Rubicon Project, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-193739) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.00001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on April 1, 2014, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that we have effected the following distribution of the Company’s preliminary prospectus dated March 20, 2014:

(i)	Dates of Distribution: March 20, 2014 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iii)	Number of prospectuses furnished to investors: approximately 4,646

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 1,310

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Morgan Stanley & Co. LLC
Goldman, Sachs & Co.
RBC Capital Markets, LLC.

Acting severally on behalf of themselves and the several
underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Colin R. Stewart

Name:	Colin R. Stewart

Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Matt Leavitt

Name:	Matt Leavitt

Title:	Managing Director

RBC CAPITAL MARKETS, LLC.

By:	/s/ John T. Stephens

Name:	John T. Stephens

Title:	Vice President

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